EXHIBIT 99.1
------------

                 JMB INCOME PROPERTIES, LTD.-V
                   900 North Michigan Avenue
                    Chicago, Illinois 60611
                        (312) 915-1987


                                                  May 16, 2000
Dear Investors:

     A group that includes affiliates of MacKenzie Patterson, Inc. has commenced a tender offer (the "Offer") to purchase up to 15,402 of the outstanding limited partnership interests (the "Interests"), representing approximately 40% of the outstanding Interests, in JMB Income Properties, Ltd.-V (the "Partnership") at $80 per Interest.

     The Board of Directors of JMB Realty Corporation ("JMB"), the
Managing General Partner of the Partnership, has formed a special committee (the "Special Committee") consisting of certain Directors of JMB to consider and respond to tender offers for Interests that may be received, including the Offer. THE SPECIAL COMMITTEE EXPRESSES NO OPINION AND REMAINS NEUTRAL WITH RESPECT TO THE OFFER FOR THOSE INVESTORS WHO HAVE NO CURRENT OR ANTICIPATED NEED FOR LIQUIDITY WITH RESPECT TO THEIR INTERESTS AND WHO ARE WILLING TO CONTINUE BEARING THE ECONOMIC RISK OF RETAINING THEIR INTERESTS UNTIL THE LIQUIDATION AND TERMINATION OF THE PARTNERSHIP. HOWEVER, THE SPECIAL COMMITTEE RECOMMENDS THAT ALL OTHER INVESTORS ACCEPT THE OFFER AND TENDER THEIR INTERESTS PURSUANT TO THE OFFER.

     The Special Committee gave careful consideration to the factors discussed in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") accompanying this letter. The Special Committee urges you to read the Schedule 14D-9 carefully in making your decision with respect to tendering your Interests and recommends that you consider the following factors, together with all other information in the Schedule 14D-9, in connection with the Offer:

     .    The Partnership owns, through a joint venture, two remaining investment properties, the 301 North Main Building and the Phillips
Building, located in Winston-Salem, North Carolina.   For a number of
reasons, it is difficult to estimate the value of these properties and therefore difficult to estimate the value of an Interest. Currently, the 301 North Main Building is only approximately 11% leased and occupied, while the Phillips Building is 100% leased to and occupied by one tenant, Wachovia Bank. However, the lease with Wachovia Bank expires in February 2002, and Wachovia Bank has recently announced that it will move to a new building upon expiration of its lease. The Partnership expects that it will continue to be very difficult and expensive to lease the vacant space in these two buildings. In addition, both buildings require major capital improvements to bring them up to standards typically required in the market by new long-term tenants. As a result, an estimate of the current value of these properties would likely involve an extensive range of values and be speculative. Moreover, because of the relatively few Interests outstanding, relatively small changes in the sale prices for the buildings could result in a significant increase or decrease in the amount of sale proceeds available for distribution to Investors. The joint venture that owns the buildings commenced marketing them for sale in early April 2000, but there is no assurance any sale of the properties can be arranged or, if so, at what price any such sale could be completed.

     .    The buildings are currently subject to a single mortgage loan in the outstanding principal amount of approximately $18.7 million with a maturity date of November 1, 2001. However, because the Wachovia Bank lease expires in February 2002, it is unlikely that the joint venture will be able to refinance the existing mortgage loan in the event that the buildings have not been sold prior to the maturity of the loan. If the joint venture is unable to repay or refinance the existing mortgage loan, the lender may foreclose and take title to the buildings. This would result in the joint venture (and the Partnership) no longer having an ownership interest in the buildings, and in such event, the Partnership (and Investors) generally would recognize substantial gain for Federal and state income tax purposes with no corresponding distributable proceeds from the disposition of the buildings.

     .    The Partnership currently has, either directly or through the joint venture, net current assets of approximately $83 per Interest, which amount is net of (i.e., after deduction for) certain anticipated costs and expenses of the Partnership and the joint venture, including estimated operating and liquidation expenses of the Partnership (assuming liquidation and termination of the Partnership no later than the end of
2001), and the General Partners' participation in any distributable cash. Such amount is being retained for working capital purposes. Any such amount not used by the Partnership or the joint venture would be distributed to Investors prior to termination of the Partnership.
However, if the Partnership is not able to liquidate and terminate until 2002, there would likely be reduced cash flow to pay expenses of the Partnership and a reduction in the amount that could otherwise be distributed to Investors. This could result in a reduction of approximately $15 per Interest from the $83 per Interest of net current assets, reducing the amount potentially distributable to Investors to $68 per Interest, if the Partnership were required to remain in existence through 2002. Further reductions would likely occur if the Partnership were required to remain in existence beyond 2002 or if the Partnership or joint venture at any time prior to termination incurs significant expenses or liabilities not currently anticipated.

     .    No active trading market exists for the Interests.  Because the
Interests are not listed on an exchange or quoted as reported on NASDAQ, they are essentially illiquid. Limited private sales and sales through certain intermediaries are the only current means for an Investor to liquidate an investment in Interests (other than the Offer), and these have been extremely sporadic recently. The Offer presents an opportunity for Investors who desire to do so to sell their Interests. In view of the absence of a public market for the Interests, once the Offer has expired, there may not be a price for Interests through privately negotiated sales and sales through intermediaries or, if such a price is available, it may be substantially less than the purchase price under the Offer.

     A sale of Interests pursuant to the Offer will constitute a taxable event for taxable Investors. You should consult with your personal tax advisor and financial consultant prior to accepting the Offer and tendering your Interests. If you wish to retain your Interests and have not already tendered them pursuant to the Offer, you need not take any action.

     On behalf of the Special Committee.

                              Very truly yours,

                              JMB INCOME PROPERTIES, LTD.-V

                              By:  JMB Realty Corporation
                                   Managing General Partner


                              By:  /s/ Judd D. Malkin
                                   ------------------------------
                                   Judd D. Malkin, Chairman